RECEIVED

mesoblast
the adult stem cell company

22 December 2006

SUPPL

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

07020352

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commission.

These lodgements date from 2 December to the present date 22 December 2006.

Yours sincerely

Kevin Hollingsworth
Company Secretary

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

mesoblast
the adult stem cell company

asx announcement

MESOBLAST RECEIVES FDA CLEARANCE FOR PHASE 2 STEM CELL CLINICAL TRIAL

Key points:

• US FDA clears *Mesoblast's* IND submission for spinal fusion clinical trial

• First FDA-cleared allogeneic (unrelated recipient or off-the-shelf) stem cell product to begin trials in a spinal clinical indication

• FDA clearance validates Mesoblast's manufacturing, preclinical and clinical strategies

• Spinal fusion is first of multiple planned IND submissions to the FDA for additional clinical trials in major global market opportunities.

Melbourne, Australia; 18 December 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that the United States Food and Drug Administration (US FDA) has cleared its Investigational New Drug Submission (IND) to commence a Phase 2 clinical trial for spinal fusion in the US.

Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, said: "This is a major milestone for Mesoblast as clearance of our IND submission by the FDA validates the company's preclinical and clinical strategies for developing well-characterised, safe, and effective adult stem cell products.

"FDA clearance is a significant step towards commercialising our stem cell products in the major US market," Professor Itescu added.

Mesoblast's commercial strategy is to generate a series of high margin stem cell products that are obtained from a single donor, commercially expanded and frozen, and subsequently used in hundreds to thousands of unrelated, or allogeneic, recipients at the time and place of need.

Mesoblast is developing allogeneic (unrelated recipient) stem cell products for treatment of various medical conditions, including long bone fractures and degenerative intervertebral disc disease, both rapidly growing, billion dollar markets. In preclinical studies, Mesoblast's stem cells have generated statistically superior long bone repair and spinal fusion compared with controls.

Professor Itescu said this Phase 2 trial would be the first ever to test allogeneic, or 'off-the- shelf', adult stem cells for the treatment of spinal disc disease.

"The results of the trial will be used to support a pivotal Phase 3 clinical trial of Mesoblast's patented technology for spinal fusion, aiming to eliminate the need for autograft (or patient's own hip bone graft), reduce complications associated with existing treatment regimens, and improve fusion outcomes", he said.

During the conduct of the Phase 2 spinal fusion trial, Mesoblast will continue to work closely with several major international medical device companies, with a view to establishing strategic alliances for product sales and distribution at the most appropriate time.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has a substantial equity holding in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST TELEVISION COVERAGE

Melbourne, Australia; 4 December 2006: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today confirmed that a news item broadcast on Channel 9 last night focused on its adult stem cell platform technology.

The news item highlighted a live stem cell surgical procedure using Mesoblast technology and the latest generation catheter mapping system for stem cell delivery from Johnson & Johnson's Cordis Corporation. It also included an interview with Mesoblast's Chief Scientific Adviser, Professor Silviu Itescu.

The highlighted procedure was performed under a local anaesthetic at the John Hunter Hospital in NSW, Australia, on 1 December 2006. The procedure was televised live to an international gathering of leading cardiologists attending the Asia Pacific Interventional Advances Conference (APIA) in Sydney.

According to interventional cardiologist and Hunter Medical Research Institute researcher Dr Suku Thambar who performed the procedure, the patient is progressing well and was discharged from the John Hunter Hospital yesterday.

The procedure is part of a Pilot Clinical Trial over a 12-month period that commenced early in 2006. The aims of the Trial of up to 10 patients suffering from severe coronary artery disease are to determine safety and to confirm Mesoblast's Standard Operating Procedures for the manufacture and delivery of adult stem cells in a clinical setting.

In line with clinical trial protocols and The Privacy Act, patient details will not be released.

Millions of people worldwide suffer from severe coronary artery disease. Mesoblast's adult stem cell technology aims to grow new heart tissue and create new blood supply to improve cardiac function.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

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